Filed Pursuant to Rule 424(b)(4)
Registration No. 333-170042

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 3, 2010)

1,500,000 Shares

iGATE Corporation

Common Stock

The selling shareholders identified in this prospectus supplement are offering 1,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. Our common stock is quoted on the NASDAQ Global Select Market under the symbol “IGTE.” The last reported sales price for our common stock on the NASDAQ Global Select Market on May 1, 2012 was $19.26 per share.

Investing in our common stock involves a high degree of risk. Potential investors are urged to read and consider the risk factors relating to an investment in our common stock set forth under “Risk Factors” in this prospectus supplement, the accompanying prospectus and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$18.3000	$27,450,000
Underwriting Discounts and Commissions	$0.2919	$437,850
Proceeds to Selling Shareholders (Before Expenses)	$18.0081	$27,012,150

Delivery of the shares of common stock is expected to be made on or about May 7, 2012. The selling shareholders have granted the underwriter an option for a period of 30 days to purchase an additional 225,000, shares of our common stock to cover overallotments. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by the selling shareholders will be $503,528 and the total proceeds to the selling shareholders before estimated expenses, will be $31,063,973.

Sole Book-Running Manager

Jefferies

Prospectus Supplement dated May 1, 2012

Prospectus Supplement

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus. Do not rely upon any information or representations made outside of this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus is not an offer to sell, and is not soliciting an offer to buy (1) any securities other than the common stock held by the selling shareholders or (2) the common stock held by the selling shareholders in any circumstances in which the offer or solicitation is unlawful. The information contained in this prospectus supplement and the accompanying prospectus may change after the dates thereof. Do not assume after the dates of the prospectus supplement and the accompanying prospectus that the information contained in this prospectus supplement and the accompanying prospectus is still correct.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this process, the selling shareholders are offering to sell our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of this offering of common stock. The accompanying prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus in addition to the information described below under the heading “Where You Can Find More Information” and the additional information contained in the documents we refer to under the heading “Information Incorporated by Reference.” If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of such term under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations of similar words.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus supplement under “Risk Factors” beginning on page S-5, the accompanying prospectus beginning on page 5 and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in Item 1A under “Risk Factors” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus supplement or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained or incorporated by reference in this prospectus supplement to reflect any change in our expectation with regard thereto or any change in events, conditions or circumstances on which any statement is based.

PROSPECTUS SUPPLEMENT SUMMARY

Before investing in our common stock, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein carefully, including the sections entitled “Risk Factors” and our financial statements and related notes, for a more complete understanding of our business and this offering. The information presented in this prospectus supplement and the accompanying prospectus assumes that the underwriter will not exercise its overallotment option. Unless we specify otherwise, all references in this prospectus supplement and the accompanying prospectus to “we,” “our,” “us,” “iGATE” and the “Company” refer to iGATE Corporation and its consolidated subsidiaries. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus supplement and the accompanying prospectus are to, and amounts are presented in, U.S. dollars.

Business Overview

We are a worldwide outsourcing provider of integrated end-to-end offshore centric information technology (“IT”) and IT-enabled operations solutions and services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. We offer our services to customers through industry focused practices, including insurance and healthcare, manufacturing, retail and logistics, banking and financial services, communications and utilities, and media and entertainment and through technology focused practices. IT services include application development, application maintenance and support, verification and validation, enterprise application solutions, business intelligence and data warehousing, packaged software implementation, infrastructure management services, quality assurance services and product engineering services. IT-enabled services include business process outsourcing (“BPO”) transaction processing services and customer interaction services.

We were founded in 1986 and our principal executive office is located in Fremont, California. We have operations in India, Canada, the United States, Europe, Mexico, Singapore, Malaysia, Japan, Australia, the United Arab Emirates, South Africa, Turkey, South Korea, China, Switzerland and the United Kingdom.

We completed the acquisition of Patni Computer Systems Limited (“Patni”) on May 12, 2011, from which date the two companies have been operating as a new brand, iGATE Patni. This new go-to-market position was based largely on the iGATE positions of the business outcomes, using the Patni micro-vertical strategy.

iGATE Corporation was founded in 1986 and was incorporated in the Commonwealth of Pennsylvania. Our principal executive offices are located at 6528 Kaiser Drive, Fremont, California 94555, and our telephone number is (510) 896-3015. Our website can be found on the Internet at www.igatepatni.com. The information contained on our website or that can be accessed through our website is not part of this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, and you should not rely on that information when making a decision as to whether to invest in our common stock.

THE OFFERING

Common Shares Offered by the Selling Shareholders	1,500,000 shares, or 1,725,000 shares if the underwriter’s option to purchase additional shares is exercised in full.

Concurrent Private Sale of Stock	Concurrently with this offering, two of the selling shareholders have entered into a privately negotiated stock purchase agreement pursuant to which each of them will sell 750,000 shares of common stock to Viscaria Limited (“Viscaria”), an affiliate of the Company, which, prior to such transaction, beneficially owned approximately 23.32% of the Company’s common stock. The sale of the common stock to Viscaria is expected to close on May 7, 2012.

Use of Proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. Please see “Use of Proceeds.”

NASDAQ Global Select Market Symbol	IGTE

Risk Factors	Investing in our common stock involves a high degree of risk. Potential investors are urged to read and consider the risk factors relating to an investment in our common stock set forth under “Risk Factors” in this prospectus supplement, the accompanying prospectus and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, incorporated by reference herein.

RISK FACTORS

Prior to making an investment in our common stock, please read and carefully consider the information set forth under “Risk Factors” beginning on page 5 of the accompanying prospectus and Item 1A, “Risk Factors,” beginning on page 20 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference herein, together with the other information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference and any other documents we may file with the SEC in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock in this offering. The selling shareholders will bear all fees and expenses incident to this prospectus supplement and the accompanying prospectus and our obligation to register the shares of common stock offered and sold pursuant to this prospectus supplement and the accompanying prospectus.

SELLING SHAREHOLDERS

The shares of our common stock being offered by the selling shareholders are those which have been held by the selling shareholders since the Company’s initial public offering, with the exception of 421,053 shares purchased from the Company on October 21, 2000 by Sunil Wadhwani at the average trading price of the Company’s common stock for the ten days prior to such purchase and 421,053 shares purchased from the Company on October 21, 2000 by Ashok Trivedi at the average trading price of the Company’s common stock for the ten days prior to such purchase.

The selling shareholders each currently serve as Co-Chairmen of the Board of Directors of the Company. Prior to April 1, 2008, Messrs. Wadhwani and Trivedi served as the Company’s Chief Executive Officer and President, respectively. Messrs. Wadhwani and Trivedi also serve as Co-Chairmen of the Board of Directors of Mastech Holdings, Inc., an affiliated company that we spun off into a separate public company at the end of the third quarter of 2008. Unless otherwise indicated, the address of the individuals and entities listed below is c/o iGATE Corporation, 6528 Kaiser Drive, Fremont, California 94555.

On August 17, 2010, we entered into a registration rights agreement (the “Registration Rights Agreement”) with the selling shareholders, which provided the selling shareholders with registration rights relating to shares of our common stock to be sold pursuant to the registration statement on Form S-3 of which this prospectus supplement and the accompanying prospectus are a part. The shares of our common stock that may be sold by the selling shareholders in this offering have been registered pursuant to the Registration Rights Agreement. Under the Registration Rights Agreement, the selling shareholders will bear all fees and expenses incurred by the Company in connection with the registration of the shares and all selling expenses (as specified therein), and we have agreed to indemnify the selling shareholders against certain liabilities.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of our common stock by each of the selling shareholders. The first column lists the number of shares of our common stock beneficially owned by each selling shareholder as of May 1, 2012. The second column lists the shares of our common stock being offered by this prospectus supplement by the selling shareholders.

NAME OF SELLING SHAREHOLDER	NUMBER OF SHARES OF COMMON STOCK OWNED PRIOR TO OFFERING		MAXIMUM NUMBER OF SHARES OF COMMON STOCK TO BE SOLD PURSUANT TO THIS PROSPECTUS SUPPLEMENT		NUMBER OF SHARES OF COMMON STOCK OWNED AFTER OFFERING	PERCENTAGE OF SHARES OF COMMON STOCK OWNED AFTER OFFERING (8)
Sunil Wadhwani (1)	12,501,675	(2)	750,000	(3)	11,751,675	20.55%
Wadhwani Partners No. 1 LP (1)(4)	1,820,000		400,000		1,420,000	2.48%
Ashok Trivedi (1)	12,501,675	(5)	750,000	(6)	11,751,675	20.55%
The Trivedi Family Qualified Subchapter S Trust (1)(7)	1,787,593		375,000		1,412,593	2.47%

(1)	We have been advised that this selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.
(2)

Includes 1,880,124 shares held in trusts in which Mr. Wadhwani is co-trustee and has sole investment power and no voting power over such shares. Also includes 515,000 shares held by a family foundation established by Mr. Wadhwani with shared investment power and sole voting power.

(3)	Includes 400,000 shares being sold by Wadhwani Partners No. 1 LP.
(4)	Mr. Wadhwani is a co-trustee in this trust with sole investment power and no voting power over such shares.
(5)	Includes 1,787,593 shares held in a trust in which Mr. Trivedi is co-trustee and has sole investment power and no voting power over such shares.
(6)	Includes 375,000 shares being sold by The Trivedi Family Qualified Subchapter S Trust.
(7)	Mr. Trivedi is a co-trustee in this trust with sole investment power and no voting power over such shares.
(8)

Listed percentages do not reflect the sale of shares to Viscaria. Concurrently with this offering, two of the selling shareholders have entered into a privately negotiated stock purchase agreement pursuant to which each of them will sell 750,000 shares of common stock to Viscaria, an affiliate of the Company, which, prior to such transaction, beneficially owned approximately 23.32% of the Company’s common stock. The sale of the common stock to Viscaria is expected to close on May 7, 2012.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of information concerning our capital stock. The summary and description below do not purport to be a complete statement of all relevant provisions of our articles of incorporation (filed as Exhibit 3.1 to our Current Report on Form 8-K, filed on May 11, 2011) (the “Articles”), our amended and restated bylaws (filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q, filed on August 14, 2000) (the “Bylaws”) and the Investor Rights Agreement by and between the Company and Viscaria Limited (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on February 4, 2011)(the “Rights Agreement”), and is subject to and entirely qualified by those documents, which you must read for complete information on the terms of our capital stock.

Our authorized capital stock consists of 700,000,000 shares of Common Stock, $.01 par value and 20,000,000 shares of Preferred Stock, of which 1 share is designated as Series A Preferred Stock and 480,000 are designated as Series B Preferred Stock, without par value. At April 26, 2012, we had 57,197,762 shares of common stock issued and outstanding, no shares of Series A Preferred Stock outstanding and 330,000 shares of Series B Preferred Stock issued and outstanding.

Common Stock

Generally, the issued and outstanding shares of our common stock vote together as a single class. The Articles provide that the Board of Directors (the “Board”) be divided into three classes, approximately equal in number, with staggered terms of three years so that the term of one class expires at each annual meeting. Cumulative voting is not permitted in the election of directors or otherwise, and no preemptive rights have been granted to any shareholder.

Each share of the common stock is entitled to one vote on all matters requiring a vote of shareholders and each shareholder is entitled to receive any dividends, in cash, securities or property, as the Board may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of shares if we are insolvent or would become insolvent after the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro rata in all of our remaining assets available for distribution. Our common stock does not have and is not subject to any preemptive or similar rights.

The Articles provide that the approval of 66 2/3% of the outstanding common stock is required to either: (i) amend the Bylaws; (ii) remove a director; or (iii) engage in a “Fundamental Corporate Transaction,” as defined by the Pennsylvania Business Corporations Law (the “PBCL”).

Preferred Stock

The Articles authorize the Board, without the approval of shareholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by the Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

The Series B Preferred Stock, among other things:

■	accrues cumulative dividends at a rate of 8.00% per annum, which dividends will be added to the liquidation preference of the Series B Preferred Stock, and compounded quarterly;

■	is entitled to participate in dividends and other distributions payable on our common stock on an as-converted basis;

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provides for a holder option to convert the outstanding principal plus accrued and unpaid dividends into our common stock at any time and from time to time at the then current Conversion Price (as defined in the Articles) (which Conversion Price was initially set at $20.30 per share and which is subject to subsequent adjustment in certain circumstances);

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is subject to our option to convert the Series B Preferred Stock into our common stock at any time after November 9, 2012 if, among other things, the volume weighted average price of our common stock exceeds 205% of the then applicable Conversion Price for a specified period of time;

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is redeemable for cash at an amount equal to the outstanding principal plus accrued and unpaid dividends pursuant to a holder put right exercisable on May 9, 2017 (i.e., the date that is six years from the last occurring closing date);

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provides that, if the Series B Preferred Stock is not sooner converted, such preferred stock is subject to a mandatory conversion into shares of our common stock on May 9, 2017 unless the holder exercises the put right described in the immediately preceding bullet point;

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provides the holder the right to receive, prior to any payment in respect of any junior equity securities, the greater of the outstanding principal plus accrued and unpaid dividends and the as-converted value upon our liquidation or upon certain changes of control (which amount upon a change of control may vary based upon when the change of control occurs); and

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for so long as at least fifty percent (50%) of the issued shares of Series B Preferred Stock is held by the Sponsor Group, as defined in the Rights Agreement, carries consent rights with regard to certain corporate actions, including, among other things, certain distributions on the capital stock of the Company, the creation or issuance of certain securities of the Company, certain reclassifications or recapitalizations of the Company’s securities, certain material acquisitions, deviations from the Company’s current line of business, certain transactions relating to Patni Computer Systems Limited, certain changes relating to senior management of the Company, amendments to the Company’s charter documents, delisting of the Company’s securities, any increase to the size of the Board of Directors, and, in certain specified other events, Changes of Control (as defined in the Rights Agreement).

In the event any shares of Series B Preferred Stock are then convertible and the holder thereof or the Company, as applicable, desires to so convert such shares, such shares of Series B Preferred Stock, as of the date of any such conversion, shall be convertible into the number of shares (rounded to the nearest whole number) of common stock (or applicable successor security) equal to the quotient determined by dividing (i) the outstanding principal plus accrued and unpaid dividends of such shares of preferred stock by (ii) the conversion price in effect as of such date. The conversion price was initially set at $20.30, but may subsequently be reduced if we, directly or indirectly, issue shares of our common stock at a per share issuance price which is below an amount equal to the average daily volume weighted average price (as reported by Bloomberg Financial, L.P.) of one share of our common stock on the NASDAQ Global Select Market (or such other trading market upon which serves as the principal trading market for our shares of common stock during such period) for the period of five trading days ending on the day immediately prior to the conversion date.

Further, the holders of the Series B Preferred Stock benefit from customary anti-dilution and conversion price adjustment provisions in specified circumstances. Additionally, subject to certain exceptions and applicable law and exchange rules, the holders of Series B Preferred Stock will be entitled to vote (a) on an as-converted basis with the holders of shares of our common stock on all matters upon which such shareholders are entitled to vote and (b) as a separate class with respect to the election of certain nominees to our Board. Our failure to comply with certain provisions, (including requirements relating to redemption payments, certain shareholder approvals, and certain requirements under an investor rights agreement) may result, if not cured, in certain increases to the dividend accrual rate of the Series B Preferred Stock and, under certain circumstances and subject to applicable law and exchange rules, a right of the holders of Series B Preferred Stock to increased representation on our Board, in each case, for the duration of such noncompliance.

Anti-Takeover Provisions

Election and Removal of Directors. Except for the director designated to represent the Series B Preferred Stock, who is not in a class, our Board is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our shareholders. A vote of at least 66 2/3% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. Vacancies on the Board may be filled by a majority vote of the remaining directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of the directors. Under the terms of the Articles and the Bylaws, these provisions cannot be changed without the affirmative vote of the holders of not less than 66 2/3% of the voting power of the then outstanding shares of capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such action has been previously approved by a two-thirds vote of the whole Board.

Anti-Takeover Law Provisions under the Pennsylvania Business Corporations Law. The PBCL also contains certain provisions that may have the effect of deterring or discouraging an attempt to take control of us. We are subject to provisions of the PBCL, which, among other things:

■	expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

■	provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

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provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

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provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ fiduciary duty, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

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provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

Special Meetings of Shareholders. The Bylaws provide that a special meeting of shareholders may be called only by the Board, either co-chairmen thereof or by the chief executive officer of the Company. Shareholders do not have a right to call a special meeting under the Bylaws.

Requirements for Advance Notification of Shareholder Nominations and Proposals. The Articles establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of the Board.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of the material United States (“U.S.”) federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. This discussion is intended to provide general information and should not be relied upon by prospective investors in making a decision to purchase our common stock without consultation by such investors with their tax advisors regarding the specific tax consequences to such investors. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not, for U.S. federal income tax purposes, any of the following:

■	an individual who is a citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

■	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder of our common stock that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, consult your independent tax advisors concerning the tax implications associated therewith.

In any calendar year, an individual may be treated for U.S. federal income tax purposes as a resident of the United States by, among other ways, being present in the U.S. for at least thirty-one (31) days in that calendar year and for an aggregate of at least one hundred eighty-three (183) days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days on which such individual was present in the current year, one-third of the days in the immediately preceding year, and one-sixth of the days in the second preceding year are counted. Residents are generally taxed for U.S. federal income tax purposes as if they were U.S. citizens.

The following discussion does not consider:

■	U.S. state or local or non-U.S. tax consequences;

■	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

■	the tax consequences for the shareholders, partners, or beneficiaries of a non-U.S. holder;

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special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, traders in securities, “S” corporations, regulated investment companies and real estate investment trusts, or persons subject to the alternative minimum tax; or

■	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

The following discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated under the Code, and administrative and judicial interpretations, all as of the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. We cannot assure you that a change in law will not alter significantly the U.S. federal income and estate considerations that we describe in this discussion. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. The following discussion assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

If you are considering the purchase of our common stock, you should consult your independent tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of acquiring, holding, and disposing of shares of our common stock.

Distributions on Common Stock

Distributions received on account of our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any amount paid in excess of such earnings and profits generally will be treated as a recovery of tax basis, to the extent thereof, and then as capital gain from sale.

Dividend distributions paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal income tax withholding at a thirty percent (30%) rate, unless a lower rate is specified by an applicable income tax treaty. A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required (A) to complete Internal Revenue Service Form W-8 BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person as defined in the Code and is eligible for treaty benefits or (B) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury Regulations.

Dividend distributions that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in much the same manner applicable to U.S. persons. In such a case, we will not withhold for U.S. federal income tax purposes if the non-U.S. holder complies with applicable certification and disclosure requirements (including, among other things, providing IRS Form W-8 ECI). In addition, a “branch profits tax” may be imposed at a thirty percent (30%) rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

If you are eligible for a reduced rate of or an exemption from U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the IRS.

Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

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the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business within the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case the gain will be taxed on a net income basis at the rates and in much the same manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

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the non-U.S. holder is an individual who is present in the United States for one hundred eighty three (183) days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met, in which case the gain will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States); or

■	we are or have been during a specified testing period a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.

We believe that we have not been and are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as the NASDAQ Global Select Market), only a non-U.S. holder who, actually or constructively, holds or has held (at any time during the shorter of the five (5) year period preceding the date of disposition or the holder’s holding period) more than five percent (5%) of our common stock will be subject to U.S.

federal income tax on the disposition of our common stock. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds fifty percent (50%) of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

Non-U.S. holders should consult their independent tax advisors with respect to the application of the foregoing rules.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Generally, we or an intermediary must report annually to any non-U.S. holder and the IRS the amount of any distributions of our common stock, paid to such holder, the holder’s name and address, and the amount, if any, of tax withheld with respect to those distributions. Copies of the information returns reporting those distributions, and amounts withheld also may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of any applicable income tax treaty or exchange of information agreement.

In addition to information reporting requirements, dividends paid to a non-U.S. holder may be subject to U.S. backup withholding. A non-U.S. holder generally will be exempt from this backup withholding, however, if such holder properly provides a Form W-8 BEN or Form W-8 ECI certifying that such holder is a non-U.S. person or otherwise establishes an exemption and we do not know or have reason to know that the holder is a U.S. person.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, generally will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the non-U.S. holder sells shares of our common stock through a non-U.S. office of a broker that has certain connections to the United States.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment will generally be subject to both U.S. backup withholding and information reporting unless such holder properly provides a Form W-8 BEN or Form W-8 ECI certifying that such holder is not a U.S. person or otherwise establishes an exemption, and we do not know or have reason to know that such holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Potentially Affecting Taxation of Common Stock Held By or Through Foreign Entities

Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined in the statute or regulations) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments to foreign intermediaries and certain non-U.S. holders of dividends and proceeds from sale of stock. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) such foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements.

Although these rules currently apply to applicable payments made after December 31, 2012, the IRS and the Treasury have issued Notice 2011-53 providing that any obligation to withhold under the legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2015. In addition, Proposed Treasury Regulations have been issued describing in detail proposed rules to implement such legislation. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding the possible implications of this legislation and the Proposed Regulations on their investment in our common stock.

THE UNITED STATES FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR SHARES OF OUR COMMON STOCK AND IS NOT TAX ADVICE AND SHOULD NOT BE RELIED UPON BY PROSPECTIVE INVESTORS IN MAKING A DECISION TO PURCHASE OUR COMMON STOCK WITHOUT CONSULTATION BY SUCH INVESTORS WITH THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH INVESTORS. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SHARES OF OUR COMMON STOCK. YOU SHOULD CONSULT YOUR OWN INDEPENDENT TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF COMMON STOCK, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER U.S. TAX LAWS OTHER THAN THE FEDERAL INCOME AND ESTATE TAX LAW OR UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about May 1, 2012, by and among us, the selling shareholders and Jefferies & Company, Inc., as underwriter, the selling shareholders have agreed to sell to the underwriter, and the underwriter has agreed to purchase from the selling shareholders, 1,500,000 common shares.

Jefferies & Company, Inc. is acting as sole book-running manager of this offering.

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent such as the receipt by the underwriter of officers’ certificates and legal opinions and approval of certain legal matters by its counsel. The underwriting agreement provides that the underwriter will purchase all of the shares if any of them are purchased. If the underwriter defaults, the underwriting agreement provides that the underwriting agreement may be terminated. We and the selling shareholders have agreed to indemnify the underwriter and certain of its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of those liabilities.

The underwriter has advised us that it currently intends to make a market in the common shares. However, the underwriter is not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the common shares.

The underwriter is offering the common shares subject to its acceptance of the shares from the selling shareholders and subject to prior sale. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

Commission and Expenses

The underwriter has advised us that it proposes to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.15 per common share. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the underwriter. No such reduction will change the amount of proceeds to be received by the selling shareholders as set forth on the cover page of this prospectus supplement.

The following table shows the public offering price, the underwriting discounts and commissions that the selling shareholders are to pay the underwriter and the proceeds, before expenses, to the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$18.3000	$18.3000	$27,450,000	$31,567,500
Underwriting discounts and commissions paid by the selling shareholders	$0.2919	$0.2919	$437,850	$503,528
Proceeds to the selling shareholders, before estimated expenses	$18.0081	$18.0081	$27,012,150	$31,063,973

Pursuant to the Registration Rights Agreement, the selling shareholders will bear all fees and expenses incurred by the Company in connection with the registration of the shares and all selling expenses (as specified therein), including, but not limited to, all underwriting discounts and selling commissions. We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and selling commissions referred to above, will be approximately $225,000.

Listing

Our common shares are quoted on The NASDAQ Global Select Market under the trading symbol “IGTE.”

Option to Purchase Additional Shares

The selling shareholders have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 225,000 additional common shares from the selling shareholders at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. This option may be exercised only if the underwriter sells more shares than the total number set forth in the table above.

No Sales of Similar Securities

The Company, the selling shareholders and Viscaria have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

■

publicly announce an intention to do any of the foregoing for a period of 90 days (or, in the case of Viscaria, 60 days) after the date of the underwriting agreement without the prior written consent of Jefferies & Company, Inc.

Such restrictions terminate after the close of trading of the common shares on and including the 90 days (or, in the case of Viscaria, 60 days) after the date of the underwriting agreement. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

then, in either such case, the expiration of the applicable restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the applicable period, without public notice, release all or any portion of the securities subject to such lock-up restrictions. There are no existing agreements between the underwriter and any of the selling shareholders providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriter has advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional common shares in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional common shares or purchasing common shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriter for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. Neither we, the selling shareholders nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

This prospectus supplement and the accompanying prospectus may be made available in electronic format by e-mail or on the websites or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus supplement and accompanying prospectus in electronic format, the information contained on or that can be accessed through the underwriter’s website and any information contained in or that can be accessed through any other website maintained by the underwriter is not part of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, has not been approved or endorsed by us, the selling shareholders or the underwriter and should not be relied upon by investors when making a decision as to whether to invest in our common stock.

Affiliations

The underwriter or its affiliates from time to time have provided in the past and may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriter and its affiliates, as applicable, have received or will receive customary compensation and reimbursement of expenses in connection with such services.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus and certain other legal matters will be passed upon for us by Hanson Bridgett LLP, San Francisco, California, and Reed Smith LLP. Certain legal matters with respect to the common stock offered pursuant to this prospectus supplement and the accompanying prospectus will be passed upon for the selling shareholders by Reed Smith LLP. Certain legal matters in connection with the common stock offered pursuant to this prospectus supplement and the accompanying prospectus will be passed upon for the underwriter by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

Ernst & Young Associates, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the three fiscal years ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young Associates’ reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Patni Computer Systems Limited as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, have been incorporated by reference herein in reliance upon the report of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are a part of that registration statement, which includes additional information not contained in this prospectus supplement and the accompanying prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.igatepatni.com. Our website and the information contained on or that can be accessed through our website is not a part of this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, and you should not rely on that information when making a decision as to whether to invest in our common stock. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Because our common stock is quoted on the NASDAQ Global Select Market, you may also inspect reports, proxy statements and other information about us at the offices of the NASDAQ Global Select Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.

INFORMATION INCORPORATED BY REFERENCE

We are incorporating by reference in this prospectus supplement certain of the documents that we file with the SEC. This means that we are disclosing important information to you by referring to these filings. The information we incorporate by reference is considered a part of this prospectus supplement, and subsequent information that we file with the SEC will automatically update and supersede this information.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed modified, superseded or replaced for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus supplement.

We incorporate by reference the following documents that we have filed with the SEC:

■	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 14, 2012;

■	our Definitive Proxy Statement, filed on March 16, 2012, Part 3 of which is incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

■	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on April 30, 2012; and

■

our Current Reports on Form 8-K filed with the SEC on January 10, 2012, January 10, 2012, January 11, 2012, January 25, 2012, January 26, 2012, January 30, 2012, March 8, 2012, March 14, 2012 (for that report on Items No. 1.01, 8.01 and 9.01), March 30, 2012, April 10, 2012 and April 17, 2012.

In addition, we incorporate by reference into this prospectus supplement all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and before the selling shareholders have sold all of the common stock to which the prospectus supplement relates or the offering is otherwise terminated.

You may obtain a copy of these filings at no cost, by writing or by telephoning us at the following address or telephone number:

Mukund Srinath

Senior Vice President - Legal and Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, California 94555

(510) 896-3015

PROSPECTUS

10,000,000 Shares of Common Stock

$100,000,000

Debt Securities

6,000,000 Shares of Common Stock

Offered by Selling Shareholders

We may offer and sell, from time to time, in one or more primary offerings, up to 10,000,000 shares of our common stock and up to $100,000,000 aggregate principal amount of our debt securities. In addition to those securities that we may issue, the selling shareholders may offer and sell up to 6,000,000 shares of our common stock from time to time under this prospectus. We will not receive any proceeds from the sale of common stock by the selling shareholders.

We and/or the selling shareholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus provides a general description of these securities and the general manner in which we will offer the securities. Each time securities are offered, we will provide a prospectus supplement that contains the specific terms of the securities and the offering, and may also add, update or change information contained in this prospectus. This prospectus may not be used to sell any of our securities unless it is accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “IGTE.” On November 26, 2010, the last reported sales price for our common stock as quoted on the NASDAQ Global Select Market was $24.86 per share.

Investing in our securities involves risks. Prior to making a decision about investing in our securities, you should carefully consider the specific risk factors in the section entitled “Risk Factors” beginning on page 5, and the section entitled “Risk Factors” beginning on page 8 of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 25, 2010, which is incorporated herein by reference in its entirety, and as updated in any future filings made with the Securities and Exchange Commission that are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 3, 2010

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not, and the selling shareholders have not, authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer to sell or seeking an offer to buy securities under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and in the documents incorporated by reference herein. It does not contain all the information that may be important to you. You should read carefully this prospectus, the related prospectus supplement and the documents incorporated by reference herein, before deciding to invest in our securities.

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may offer and sell, in one or more offerings from time to time, up to 10,000,000 shares of our common stock and up to $100,000,000 aggregate principal amount of debt securities. In addition, the selling shareholders may sell a total of up to 6,000,000 shares of our common stock in one or more offerings. This prospectus provides a general description of the securities that we and the selling shareholders may offer. Each time we sell securities or the selling shareholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. We may also update or amend in a prospectus supplement any of the information contained or incorporated by referenced into this prospectus. This prospectus, together with applicable prospectus supplements and the documents incorporated by reference in this prospectus and any prospectus supplement, includes all material information relating to this offering. Please read carefully both this prospectus and any prospectus supplement together with additional information described below under “Where You Can Find More Information” and “Information Incorporated by Reference.” As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms “iGATE,” “the Company,” “we,” “our” and “us” refer to iGATE Corporation and its subsidiaries. Reference to “selling shareholders” refers to the holders listed herein under “Selling Shareholders” beginning on page 28, who may sell shares from time to time as described in this prospectus.

Business Overview

We are a worldwide outsourcing provider of IT and IT-enabled operations solutions and services. We believe our innovative approach of integrating IT and IT-enabled operations and our ability to leverage a global delivery model provide our clients with clearly differentiated and demonstrated business value. We target large and medium-sized organizations across a diverse set of industries, including financial services, insurance, manufacturing, media and healthcare.

Our service offerings include IT and IT-enabled operations offshore outsourcing solutions and services to large and medium-sized organizations using an offshore/onsite model. These services include client/server design and development, conversion/migration services, offshore outsourcing, enterprise resource planning (“ERP”) package implementation and integration services, software development and applications maintenance outsourcing. We also offer Integrated Technology and Operations (“iTOPS”) solutions that integrate IT outsourcing and IT-enabled operations offshore outsourcing solutions and services seamlessly.

We were founded in 1986 and our principal executive office is located in Fremont, California. Our global delivery model leverages both onsite delivery and comprehensive offshore services, depending upon a client’s location and preferences. We have operations in India, Canada, the United States, Europe, Mexico, Singapore, Malaysia, Japan and Australia.

Industry Background

The rise of global service providers has enabled companies to reduce costs and improve productivity. This growth has been driven by numerous factors, including the broad adoption of global communications, increased competition from globalization, and the organization and availability of highly-trained offshore workforces.

While many of the initial global providers focused on IT services, numerous other players have arisen to offer business services as well, including business process outsourcing (“BPO”). According to International Data Corporation (“IDC”), a global market intelligence firm, the worldwide services industry, which includes both IT and business services, is projected to grow from $778.2 million in 2009 to over $962.4 million by 2014.

IT and business services are typically managed as separate offerings by service providers. The two offerings have very different workflows and infrastructure requirements. Additionally, whereas IT services require highly trained professionals, many offshore business services, such as BPO, generally require only graduates with foreign language skills. As a result, many large service providers, who offer both IT and business services, manage them through separate internal organizations. Many clients have also separated these functions. Unfortunately, this separation often results in competing interests between IT and business operations.

As global services have become mainstream, many clients are now seeking tighter integration of their IT and business processes to maintain differentiation and cost effectiveness. Additionally, as most BPO services depend upon client technology and infrastructure, many BPO clients are seeking to outsource their IT services as well. We believe that this demand will require global service providers to offer converged IT and business solutions. We believe that those providers who are experts in their clients’ IT and business processes and who can best deliver converged services using a combination of onsite and offshore professionals will most benefit from these industry trends.

Global Delivery Model

Global demand for high quality, lower cost IT and IT-enabled services has created a significant opportunity for the service providers that can successfully leverage the benefits of, and address the challenges in using, an offshore talent pool. The effective use of offshore personnel can offer a variety of benefits, including lower costs, faster delivery of new IT solutions and innovations in vertical solutions, processes and technologies.

iGATE has adopted a global delivery model for providing services to its clients. Our global delivery model includes on-site and offshore teams. iGATE has offshore development centers located in Bangalore, Hyderabad, Chennai and Noida in India. iGATE has global development centers located in Australia, Mexico, Canada, the United States and India. The centers can deliver both onsite and offshore services, dependent upon customer location and expectations. iGATE operates in India, Canada, the United States, Europe, Mexico, Singapore, Malaysia, Japan and Australia.

IT services that we deliver using our offshore centers include software application development and maintenance, implementation and support of enterprise applications, package evaluation and implementation, re-engineering, data warehousing, business intelligence, analytics, data management and integration, software testing and IT infrastructure management services. We believe that we deliver high quality solutions to our clients at a substantial savings by using our global pool of highly talented people.

IT-enabled operations offshore outsourcing solutions and services offered include business process outsourcing, transaction processing services and call center services. The call center services are offered to clients in several industries and are not industry specific. The transaction processing services offered are focused on the mortgage banking, financial services, insurance and capital market industries, except for the delivery of finance and accounting functions such as accounts payable which can be performed for clients across all industries.

Competitive Strengths

Differentiated Business Model: We are the first outsourcing solutions provider to offer our fully integrated technology and operations structure with global service delivery. By integrating IT and BPO services, our approach enables a business model that encourages continual innovation in all areas of business transformation. We offer end-to-end converged solutions, and this integration runs through our entire sales and delivery organization.

Commitment to Attracting and Retaining Top Talent: Our strong corporate culture and work environments have received numerous awards, including the coveted #2 ranking as “Best Indian IT Employer” in 2009 by DataQuest-IDC as well as our #2 ranking in “Best Companies To Work For In India” by BT-MERCER-TNS. Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled IT and IT-enabled service professionals. We recruit in a number of countries, including India, the United States, Canada, Mexico, the United Kingdom, Singapore, Japan and Australia. Our employees are a valuable recruiting tool and are actively involved in referring new employees and screening candidates for new positions. We have a focused retention strategy and extensive training infrastructure.

Deep Industry Expertise: Our full lifecycle project experiences cover numerous industry verticals, having successfully met the stringent demands for many leading Fortune 1000 companies over the years. We offer specialized industry practices in areas such as financial services, insurance, banking, manufacturing, retail, media and entertainment and healthcare. These practices understand the unique strategic and tactical challenges faced within each vertical to optimize and differentiate our industry solutions.

Breadth of Solutions: Our end-to-end technology services include consulting, technology services, and business process outsourcing and provisioning. We work with clients to optimize their businesses, secure substantial and sustainable cost benefits and tie costs to business needs and results.

Proven Global Delivery Model: Our global delivery model enables us to offer flexible onsite, and offshore services that are most cost effective and responsive to our clients’ preferences. We also offer access to knowledgeable personnel and best practices, resource depth and cost-effectiveness. We have made substantial investments in our processes, infrastructure and systems, and we have refined our global delivery model to effectively integrate onsite and offshore technology services.

Leadership: Our success is highly dependent on the efforts and abilities of our Chief Executive Officer, Phaneesh Murthy, and senior management team. This senior management team includes well-known thought leaders in offshore outsourcing and all members have significant experience in the outsourcing space.

Business Strategy

Our Vision: iGATE’s vision is “To enable the transformation of businesses to virtual enterprises”. iGATE is a fully ‘integrated technology and operations’ (“iTOPS”) enterprise with a global services model. iGATE enables clients to optimize their business through a combination of process investment strategies, technology leverage and business process outsourcing and provisioning. We have a strong understanding of the diverse business challenges faced by global enterprises. This deep understanding, coupled with thought leadership in IT-based BPO has contributed to the development of the iTOPS model. iTOPS facilitates a single point analysis of the multidimensional business matrix which encompasses, Business Goals, IT, Operations, Processes, Human Resources and related costs.

The benefits to the client from the iTOPS model are:

•	Better alignment of business processes to IT services and infrastructure

•	Focus on ROI of IT investments and business process improvement

•	Shift from fixed costs to variable costs

•	Flexibility to ramp up or downsize resources

•	Single point strategic consulting and integrated decision support

We intend to become the leading provider of integrated technology and operations services. In order to achieve this goal, we are focused on the following strategies:

•

Continue to Enhance and Deploy iTOPS Solutions: We have been recognized as an industry innovator in converged IT and BPO solutions, and we intend to continue this leadership by broadening our solution offerings in this space.

•

Attract and Retain Top Talent: Our status as a well-recognized and highly-ranked employer in India grants us benefits in attracting top talent and maintaining a collaborative and supportive culture. We intend to continue to invest in human capital, leadership development, and career development tracks to enable us to maintain our position as a top employer in India. To that end, we have implemented comprehensive leadership, training, development, and career management programs. Our HR philosophy, based upon a “Business driven people and People driven business” approach, is a key component to attracting, retaining, and developing the talent essential to our business.

•

Increase Business with Existing Clients: We have been chosen as a preferred vendor by many of our customers and have been recognized for our quality and responsiveness. We seek to develop long-term relationships with our customers so as to become a trusted business partner and enable us to expand our roles. Many of our strategic accounts are in the midst of economic recovery, and we believe that we are well positioned to benefit from this momentum. We have been expanding our headcount in anticipation of this growth.

•

Attract New Clients and Expand Into Strategic Verticals: We have maintained a vertically-focused strategy in offering outsourced solutions. We will continue to target new verticals which we believe will most benefit from integrated offerings of technology and operations. Over the last year, we have expanded our sales force and added key hires to other areas of the organization to attract new strategic clients in key verticals, such as healthcare, media and entertainment.

•

Selectively Pursue Strategic Partnerships and Acquisitions: In addition to internal initiatives, we may expand our IT-enabled operations offshore outsourcing service offerings through strategic relationships and acquisitions.

Our executive offices are located at 6528 Kaiser Drive, Fremont, California, 94555, and our telephone number is (510) 896-3015. We maintain an Internet website at www.igate.com. Information contained in or accessible through our website does not constitute part of this prospectus.

RISK FACTORS

Investing in our securities involves risks. In addition to the other information in this prospectus, you should carefully consider the risks described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 in Item 1A under “Risk Factors,” which is incorporated by reference herein, and as updated in any future filings we make with the SEC that are incorporated by reference herein, which we believe are the material risks we face, before purchasing our securities. If any such risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. The risks and uncertainties described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 in Item 1A under “Risk Factors,” and as updated in any future filings we make with the SEC that are incorporated by reference herein, are not the only ones we face. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business.

Uncertain global economic conditions may continue to adversely affect demand for our services.

Our revenue and gross margin depend significantly on general economic conditions and the demand for information technology services in the markets in which we operate. Economic weakness and constrained IT spending has resulted, and may result in the future, in decreased revenue, gross margin, earnings or growth rates. The global economic downturn in recent years has reduced, and may further reduce, demand for our services and has also caused clients to request additional price concessions, which could have a material adverse effect on our results of operations and cash flows. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to make decisions about future investments. Delays or reductions in IT spending could have a material adverse effect on demand for our products and services, and consequently the results of our operations and stock price.

Risks posed by climate change may materially increase our compliance costs and adversely impact our profitability.

Climate change vulnerability is posing new threats and opportunities in the economy. Climate change and measures adopted to address it can affect us, our clients and suppliers in a myriad of ways, depending on the nature and location of the businesses, the near-term capital expenditure needs, the regulatory environments where they operate and their strategic plans. Generally, climate risks and opportunities for companies and their investors fall into four categories:

•	Physical risk from climate change

•	Regulatory risks and opportunities related to existing or proposed green house gas (“GHG”) emissions limits

•	Indirect regulatory risks and opportunities related to products or services from high emitting companies

•	Litigation risks for emitters of greenhouse gases

Unmitigated climate change is likely to have severe physical impacts on companies with exposed assets or business operations including iGATE. Major environmental risks and liabilities can significantly impact future earnings.

iGATE is committed to establishing itself as a climate responsible organization which conducts its business in a sustainable fashion so as to optimize resources and energy utilization. We ultimately wish to achieve carbon neutrality and position ourselves in a low carbon growth path. As the first step of strategizing our action plan for climate change mitigation, we have undertaken carbon footprint estimation study which determines the GHG inventory covering all the facilities. Beginning in 2008, we began estimating our carbon footprint and GHG emissions, which are audited. The overall GHG inventory for 2009 stands at 28,559 tCO2. Considering an employee count of 6,910 in 2009, the GHG emission intensity stands at 4.12 tCO2/ employee for the year 2009.

iGATE’s GHG emission intensity is one of the lowest among major Indian IT corporations which we expect to limit our litigation and regulatory risk. To the extent iGATE is unable to comply with applicable regulations related to climate change, and such failure to comply results in material increases in compliance costs or litigation expenses, those costs or expenses will have an adverse effect on our profitability and cash flows.

If our clients are adversely affected by climate change or related compliance costs, this may reduce their spending and demand for our services, leading to a decrease in revenue.

In addition to emissions and climate change risks posed directly to iGATE, iGATE also has clients in varied industries such as financial services, insurance, banking, manufacturing, retail, media and entertainment and healthcare, among others. Some of our clients may be significantly affected by the climate change resulting in greater physical risk and impacting their operations. This may lead to a reduction of demand and loss of business from such clients, which would impact our business, results of operations, financial condition and cash flows.

Potential U.S. regulation of offshore outsourcing may increase compliance costs and adversely impact our ability to do business in the U.S.

Some U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities; however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

International immigration and work permit laws may adversely affect our ability to deploy our workforce and provide services in accordance with our Global Delivery Model.

We have international operations in sixteen countries and recruit professionals on a global basis and, therefore, must comply with the immigration and work permit/visa laws and regulations of the countries in which we operate or plan to operate. As of September 30, 2010, 1,549 IT professionals, representing approximately 18.7% of our worldwide workforce are providing services under work permits/visas. Our inability to obtain sufficient work permits/visas on time due to the impact of these regulations, including any changes to immigration and work permit/visa regulations in particular jurisdictions, could have a material adverse effect on our business in effectively utilizing our Global Delivery Model and therefore impacting our results of operations, financial condition and cash flows.

Government taxation in India (including the failure to extend certain tax holidays) could reduce our overall profitability.

iGATE Global Solutions Limited (“iGS”) is an export-oriented company which, under the Indian Income Tax Act of 1961, is entitled to claim tax holiday for a period of ten consecutive years for each of the business units in Software Technology Park (“STP”) with respect to export profits. Substantially all of the earnings of iGS are attributable to export profits. The majority of our STP units in India are currently entitled to a 100% exemption from Indian income tax and these tax holidays will be completely phased out by March 31, 2011. Under current Indian tax law, export profits after March 31, 2011 from our existing STP units will be fully taxable at the Indian statutory rate (33.22% as of September 30, 2010) in effect at such time. If the tax holidays relating to our Indian STP units are not extended or new tax incentives are not introduced that would effectively extend the income tax holiday benefits beyond March 31, 2011, we expect that our effective income tax rate would increase significantly beginning in calendar year 2011.

In anticipation of the complete phase out of the tax holidays on March 31, 2011, we expect to continue to locate a portion of our new development centers in areas designated as Special Economic Zones (“SEZs”).

Development centers operating in SEZs will be entitled to certain income tax incentives for periods of up to 15 years. The Indian government has proposed certain interpretive positions regarding the tax incentives applicable to SEZs and has discussed making further changes in the SEZ policies which could be adverse to our operations. Certain of our development centers currently operate in SEZs and many of our future planned development centers are likely to operate in SEZs. A change in the Indian government’s policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Government taxation in various countries may reduce our profitability.

The tax laws in various countries undergo constant changes which impact corporate businesses and profitability depending on the proposals. The current tax proposals in the U.S. and India may have an adverse impact if the existing tax incentives or tax credits are removed. For instance, under the Indian Income Tax Act of 1961, we can take the credit of the Minimum Alternate Tax (“MAT”) paid on the book profits in those years where there is no taxable income, by carrying forward to adjust it in the future period. Any future inability to use the MAT credit and carry forward of the unutilized credit as of that date may significantly affect our profitability and cash flows. As of September 30, 2010, based on the existing tax laws, we have approximately $12.2 million of MAT credit available for carry forward.

We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. U.S. and Indian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, we may incur increased tax liability, including interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our net income, financial condition and cash flows.

Wage increases in India and other countries where our competitive advantage is related to lower wage costs may adversely affect our cost structure.

We have a significant offshore presence in India where a majority of our technical professionals are located. In the past, the Indian economy has experienced many of the problems confronting the economies of developing countries, including high inflation and varying gross domestic product growth. Salaries and other related benefits constitute a major portion of our total cost. Most of our employees are based in India where our wage costs have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages.

However, wage increases in India or other countries where we have our operations may prevent us from sustaining this competitive advantage and may negatively affect our profit margins and cash flows. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

Changes in tax law may require us to repatriate foreign earnings, increasing our effective tax rate and reducing profitability.

Effective January 1, 2002, pursuant to Accounting Principles Board Opinion No. 23, “Accounting for Income Taxes-Special Areas,” (ASC Topic 740) we no longer accrue incremental U.S. taxes on all Indian earnings recognized in 2002 and subsequent periods as these earnings (as well as other foreign earnings for all periods) are considered to be indefinitely reinvested outside of the United States. While we have no plans to do so, events may occur in the future that could effectively force us to change our intent not to repatriate our foreign earnings. If changes in tax laws occur, we will incur a dividend distribution tax for distribution from India, currently 17% under Indian tax law, and be required to pay United States corporate income taxes on such earnings which will be at a substantially higher rate than our effective income tax rate in 2009. These potential increased taxes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our international operations subject us to increased exposure to foreign currency fluctuations.

We have international operations in sixteen countries and as we expand our international operations, more of our customers may pay us in foreign currencies. Transactions in currencies other than U.S. dollars (“USD”) subject us to fluctuations in currency exchange rates. Accordingly, changes in exchange rates between the USD and other currencies could have a material adverse effect on our revenues and net income, which may in turn have a negative impact on our business, operating results, financial condition and cash flows. The exchange rate between the USD and other currencies has changed substantially in recent years and may fluctuate in the future. We expect that a majority of our revenues will continue to be generated in USD for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in other currencies such as Indian Rupees, Canadian dollars (“CAD”), Mexican Pesos, Australian dollars, British Pound (“GBP”), Euros, and Japanese Yen. Consequently, our results of operations may be adversely affected if other currencies appreciate against the U.S. dollar and an effective foreign exchange hedging program is not in place.

Hedging strategies, such as forward contracts and options related to transaction exposures that we have implemented or may implement to mitigate this risk may not reduce or completely offset our exposure to foreign exchange fluctuations.

Our international operations subject us to increased regulatory risks as well as difficulties in managing international operations.

We have international operations in sixteen countries. Our international IT and IT-enabled outsourcing development depend greatly upon business immigration and technology transfer laws in those countries, and upon the continued development of technology infrastructure. There can be no assurance that our international operations will be profitable or support our growth strategy. The risks inherent in our international business activities include:

•	unexpected changes in regulatory environments or failure to adhere to regulations that govern our clients’ businesses;

•	foreign currency fluctuations;

•	tariffs and other trade barriers;

•	difficulties in managing international operations; and

•	the burden of complying with a wide variety of foreign laws and regulations.

Our failure to manage growth, attract and retain personnel, manage major development efforts, profitably deliver services, or a significant interruption of our ability to transmit data via satellite, could have a material adverse impact on our ability to successfully maintain and develop our international operations and could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our business could be adversely affected if we do not anticipate and respond to technology advances in our industry and our clients’ industries.

The IT and offshore outsourcing services industries are characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. Our success will depend in part on our ability to develop IT solutions that keep pace with industry developments. There can be no assurance that we will be successful in addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services noncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on our business, operating results, financial condition and cash flows.

A significant number of organizations are attempting to migrate business applications to advanced technologies. As a result, our ability to remain competitive will be dependent on several factors, including our ability to develop, train and hire employees with skills in advanced technologies, breadth and depth of process and technology expertise, service quality, knowledge of industry, marketing and sales capabilities. Our failure to hire, train and retain employees with such skills could have a material adverse impact on our business. Our ability to remain competitive will also be dependent on our ability to design and implement, in a timely and cost-effective manner, effective transition strategies for clients moving to advanced architectures. Our failure to design and implement such transition strategies in a timely and cost-effective manner could have a material adverse effect on our business, operating results, financial condition and cash flows.

An inability to recruit and retain IT professionals will adversely affect our ability to deliver our services.

Our industry relies on large numbers of skilled IT employees, and our success depends upon our ability to attract, develop, motivate and retain a sufficient number of skilled IT professionals and project managers who possess the technical skills and experience necessary to deliver our services. Qualified IT professionals are in demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that qualified IT professionals will be available to us in sufficient numbers, or that we will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers may have a material adverse effect on our business, operating results, financial condition and cash flows. Historically, we have done much of our recruiting outside of the countries where the client work is located. Accordingly, any perception among our IT professionals, whether or not well founded, that our ability to assist them in obtaining temporary work visas and permanent residency status has been diminished, could lead to significant employee attrition.

Our business could be materially adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part upon certain methodologies and tools we use in designing, developing and implementing applications systems and other proprietary intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements and trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Although we believe that our services do not infringe on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any claims, whether or not meritorious, could:

•	be expensive and time-consuming to defend;

•	cause significant installation delays;

•	divert management’s attention and resources; and/or

•	require us to enter into royalty or licensing arrangements, which may not be available on acceptable terms, or may not be available at all.

A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our concentration of revenues in a limited number of clients may reduce revenues if these clients decrease their IT spending significantly.

Our revenues are highly dependent on clients primarily located in the North American region, as well as clients concentrated in certain industries. Economic slowdowns, changes in U.S. law and other restrictions or factors that affect the economic health of these industries may affect our business. For the nine months ended September 30, 2010, approximately 84.5% of our revenues were derived from customers located in the North American region. We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of clients. Our five largest clients represented approximately 72.0%, 69.9% and 60.2% of revenues for the nine months ended September 30, 2010, 2009 and 2008, respectively. Consequently, if our top clients reduce or postpone their IT spending significantly, this may lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues, profitability and cash flows.

Our preferred vendor contracts may result in lower pricing for our services.

We are party to several “preferred vendor” contracts and we are seeking additional similar contracts in order to obtain new or additional business from large or medium-sized clients. Clients enter into these contracts to reduce the number of vendors and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts are expected to generate higher volumes, they generally result in lower margins. Although we attempt to lower costs to maintain margins, there can be no assurance that we will be able to sustain margins on such contracts. In addition, the failure to be designated a preferred vendor, or the loss of such status, may preclude us from providing services to existing or potential clients, except as a subcontractor, which could have a material adverse effect on our business, operating results, financial condition and cash flows.

Early or unanticipated termination of client projects may result in a decrease in profitability if we have a higher number of unassigned IT professionals.

Most of our projects are terminable by the client without penalty. An unanticipated termination of a major project could result in the loss of substantial anticipated revenues and could require us to maintain or terminate a significant number of unassigned IT professionals, resulting in a higher number of unassigned IT professionals and/or significant termination expenses. The loss of any significant client or project could have a material adverse effect on our business, operating results, financial condition and cash flows.

Continued pricing pressures may reduce our revenues.

We market our service offerings to large and medium-sized organizations. Generally, the pricing for the projects depends on the type of contract:

•	Fixed Price Contracts—Contracts based upon deliverables and/or achieving of project milestones, pricing is based on a fixed price.

•	Time and Material Contracts—Contract payments are based on the number of consultant hours worked on the project.

•	AMO Contracts—Contracts with no stated deliverables and having a designated workforce, the pricing is based on fixed periodic payments.

•	Some process outsourcing contracts provide pricing per transaction.

Customers typically have the right to cancel contracts with minimal notice. Contracts with deliverables or project milestones can provide for certain penalties if the deliverables or project milestones are not met within contract timelines.

The intense competition and the changes in the general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain services or provide services that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results and cash flows.

Any broad-based change to our prices and pricing policies could cause revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle software products and services for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for certain services. If we do not adapt our pricing models to reflect changes in customer use of our services or changes in customer demand, our revenues and cash flows could decrease.

If we do not accurately estimate the resources necessary to complete fixed-price projects, our costs may increase significantly for those projects, which would adversely impact profitability. Fixed-price contracts may also commit us to unfavorable terms, which could impact profitability.

We undertake some projects billed on a fixed-price basis. We recognize revenue from these contracts on a proportional performance basis, which is different from our principal method of billing, the time-and-material basis. Failure to accurately estimate the resources or time required to complete a fixed price project or to maintain the required quality levels or any unexpected increase in cost due to increase in employee cost or failure to complete such projects within budget would expose us to risks associated with cost overruns. This could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our quarterly operating results are subject to significant variations.

Our revenues and operating results are subject to significant variations from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and the mix of time-and-material projects versus fixed price deliverable projects and maintenance projects during the quarter. We recognize revenues on time-and-material projects as the services are performed, while revenues on fixed price deliverable projects are recognized using the proportional performance method. Contracts with no stated deliverables, with a designated workforce assigned, recognize revenues on a straight-line basis over the life of the contract. Although fixed price deliverable projects have not contributed significantly to revenues and profitability to date, operating results may be adversely affected in the future by cost overruns on fixed price deliverable projects. Because a high percentage of the expenses are relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, periodically our cost increases due to both the hiring of new employees and strategic investments in infrastructure in anticipation of future opportunities for revenue growth.

If we are unable to acquire and effectively integrate additional businesses, we may not be able to execute our growth strategy.

We plan to continue to expand our operations gradually through the acquisition of, or investment in, additional businesses and companies in order to seek opportunities to add or enhance our services, to enter into new markets or to strengthen our global presence. We may be unable to identify businesses that complement our strategy for growth. If we do succeed in identifying a company with such a business, we may not be able to proceed to acquire the company, its relevant business or an interest in the company for many reasons, including:

•	a failure to agree on the terms of the acquisition or investment;

•	our incompatibility with the management of the company which we wish to acquire or invest;

•	competition from other potential acquirers;

•	a lack of capital to make the acquisition or investment; and

•	unwillingness of the company to partner with us.

There can be no assurance that we will be able to profitably manage additional businesses or successfully integrate any acquired businesses without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities and amortization of acquired intangible assets, risk that businesses we acquire may lose customers, some or all of which could have a material adverse effect on our business, operating results, financial condition and cash flows.

Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on our reputation as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. Our failure to manage our acquisition strategy successfully could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our short-term instruments are subject to general credit, liquidity, and interest rate risk.

We maintain an investment portfolio of various short-term instruments. The investments are subject to general credit, liquidity, and interest rate risk and these risks are heightened in the current economic environment. As of September 30, 2010, our short term investments were $93.3 million and investment income for the nine months ended September 30, 2010 was $2.1 million.

If we do not effectively manage our anticipated expansion growth by continuing to implement systems enhancements and other improvements, our ability to deliver quality services may be adversely affected.

We have experienced significant growth in our operations in the last five years, however, our revenues dropped in 2009 due to the economic downturn. The situation is improving now with sequential quarter on quarter revenue growth in the last six quarters. The global economy continues to be fragile and there is no guarantee that the current growth would continue. This uncertainty places significant demands on our management, and our operational and financial infrastructure. If we do not effectively manage our growth, the quality of our services may suffer thereby negatively affecting our brand and operating results. Our anticipated expansion and growth in international markets heightens these risks as a result of the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could impact our ability to manage our growth and our financial position.

If we fail to maintain and enhance the iGATE brand, and the competitive advantages it affords us, demand for our services may be adversely affected.

The brand identity that we have developed has contributed to the success of our business. Maintaining and enhancing the “iGATE” brand is critical to expanding our customer base and other strategic partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the IT and IT-enabled services market. Maintaining and enhancing our brand will depend largely on our ability to be a technology pioneer and continue to provide high-quality services, which we may not do successfully. If we fail to maintain and enhance the “iGATE” brand, or if we incur excessive expenses in this effort, our business, operating results, financial condition and cash flows will be materially and adversely affected.

If our infrastructure investments do not coincide with increased growth in our business, our profitability may be adversely affected.

Our business model includes developing and operating global development centers in order to support our Global Delivery Model. We have global development centers located in Australia, Mexico, Canada, the U.S. and India. We are in the process of expanding our global development center in Bangalore, Chennai and Hyderabad, all located in India. We are developing these facilities in expectation of increased growth in our business. If our business does not grow as expected, we may not be able to benefit from our investment in this and other facilities, thereby incurring fixed cost, which will likely reduce our profitability.

The market price of our shares may continue to be volatile

The market price of our shares may continue to be unstable or unpredictable due to market conditions and other factors some of which are beyond our control. Factors affecting the market price of our shares are:

•	Fluctuations in our quarterly or annual operating results;

•	Loss of one or more significant clients;

•	Loss of one or more key management personnel;

•	Natural disasters or any other events affecting the countries where we or our clients have operations; and

•	Changes in financial estimates by securities research analysts.

The concentration of common stock ownership in our founders may lead to conflicts of interest between us and the founders.

Sunil Wadhwani and Ashok Trivedi, the co-founders of iGATE, beneficially own approximately 47% of our outstanding common stock as of September 30, 2010. Following completion of any offering of their shares hereunder, it is expected that Messrs. Wadhwani and Trivedi will collectively beneficially own approximately 36% of our outstanding common stock, not accounting for any additional common stock which the Company may issue hereunder, and will retain significant stock ownership and influence in respect of matters requiring shareholder approval, and their interests may from time to time diverge from our interests.

On October 12, 2010, the Board of Directors approved the filing of this shelf registration statement on Form S-3 permitting the co-founders to sell up to 6,000,000 shares from time to time, in the open market or otherwise, in order to diversify their holdings for estate planning purposes. No assurance as to whether or when the offering will be completed or the exact number of shares which will be sold by the co-founders can be given. iGATE will not receive any proceeds from the sale of shares by the selling shareholders. Our Audit Committee consists of independent directors and addresses certain potential conflicts of interest and related party transactions that may arise between us and our directors, officers or our other affiliates. However, there can be no assurance that any conflicts of interest will be resolved in our favor.

The loss of the services of key members of our senior leadership team would have an adverse impact on our business.

Our success is highly dependent on the efforts and abilities of our Chief Executive Officer, Phaneesh Murthy, and our senior management team. These personnel possess business and technical capabilities that are difficult to replace. Although each executive has entered into employment agreements containing non-competition, non-disclosure and non-solicitation covenants, these contracts do not guarantee that they will continue their employment with us or that such covenants will be enforceable. If we lose the service of any of the key executives, we may not be able to effectively manage our current operations and meet our ongoing and future business challenges and this may have a material adverse effect on our business, operating results, financial condition and cash flows.

Our engagements may result in potential liability to our clients, which would have an adverse impact on our business.

Many of our engagements involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Although we attempt to contractually limit our liability for damages arising from errors, mistakes, omissions or negligent acts in rendering our services, there can be no assurance that our attempts to limit liability will be successful. Our failure or inability to meet a client’s expectations in the performance of our services could result in a material adverse change to the client’s operations and therefore could give rise to claims against us or damage our reputation, adversely affecting our business, operating results, financial condition and cash flows.

We may also be liable to our clients for damages caused by disclosure of confidential information of the client. We are often required to collect and store sensitive and confidential data of the client to perform the services under the contract. If any of our current or former employees misappropriates a client’s sensitive or confidential data or if we do not adapt to the latest changes in the data protection legislation, we could be subject to significant liability to our clients.

Industry consolidation may cause us to lose key relationships and intensify competition.

Acquisitions or other consolidating transactions within our industry could harm us in a number of ways, including the loss of customers if competitors consolidate with our current or potential customers, or our current competitors become stronger, or new competitors emerge from consolidations. Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation in our industry, or in related industries, could force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for fiscal year ended December 31, 2009 in Item 1A under “Risk Factors” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds to us from the sale of our securities under this prospectus. Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that any net proceeds will be used for general corporate purposes.

General corporate purposes may include any of the following:

•	providing working capital;

•	funding capital expenditures; or

•	paying for possible acquisitions or the expansion of our business.

We may temporarily invest the net proceeds that we receive from any offering or use the net proceeds to repay short-term debt until we can use the net proceeds for their stated purposes. We will set forth in the applicable prospectus supplement our intended use for the net proceeds received from our sale of any securities sold pursuant to that prospectus supplement.

We will receive no proceeds from the sale of our common stock by the selling shareholders pursuant to this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated. You should read these ratios in conjunction with our financial statements including the notes to those statements incorporated by reference into this prospectus.

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges	60	46	58	23	8		*

*	The ratio for 2005 is not computed due to the negative earnings.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For the purpose of this computation, earnings consist of earnings from continuing operations before income taxes plus fixed charges and equity in income of affiliate companies. Fixed charges consist of interest attributable to lease expense.

We have no preferred shares outstanding and have paid no preferred dividends to date: therefore, our ratios of earnings to combined fixed charges and preferred dividends are the same as our ratios of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will generally apply to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below.

We may offer secured or unsecured debt securities, which may be senior, subordinated or junior subordinated, and which may be issued in one or more series.

The senior notes will be issued under the senior indenture which we will enter into with the trustee named in the senior indenture. The subordinated notes will be issued under the subordinated indenture which we will enter into with the trustee named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement of which this prospectus is a part. The terms of the debt securities will include those set forth in the applicable indenture, any related supplemental indenture and any related securities documents that are made a part of the indenture by the Trust Indenture Act of 1939. You should read the summary below, the applicable prospectus supplement and the provisions of the applicable indenture, any supplemental indenture and any related security documents, if any, in their entirety before investing in our debt securities. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture.

The indentures will be qualified under the Trust Indenture Act of 1939. We use the term “trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture and any supplemental indenture or related document applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the complete indentures that contain the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

We will describe in the applicable prospectus supplement the terms relating to a series of debt securities, including:

•	title;

•	principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;

•	the maturity date;

•	the principal amount due at maturity, and whether the debt securities will be issued with any original issue discount;

•

whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate, the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•

the date, if any, after which, the conditions upon which, and the price at which we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions, and any other applicable terms of those redemption provisions;

•	provisions for a sinking fund, purchase or other analogous fund, if any;

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

•	whether the indenture will restrict our ability and/or the ability of our subsidiaries to:

•	incur additional indebtedness;

•	issue additional securities;

•	issue guarantees;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates;

•	issue or sell stock of or sell assets of our subsidiaries; or

•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of any material or special United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	the procedures for any auction and remarketing, if any;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than U.S. dollars, the currency in which the series of debt securities will be denominated; and

•

any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any events of default that are in addition to those described in this prospectus or any covenants provided with respect to the debt securities that are in addition to those described above, and any terms which may be required by us or advisable under applicable laws or regulations or advisable in connection with the marketing of the debt securities.

Original Issue Discount

One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

The subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not limit the amount of indebtedness which we may incur, including senior indebtedness or subordinated indebtedness, and do not limit us from issuing any other debt, including secured debt or unsecured debt.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for other securities, including the conversion or exchange rate, as applicable, or how it will be calculated, and the applicable conversion or exchange period. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of our securities that the holders of the series of debt securities receive upon conversion or exchange would, under the circumstances described in those provisions, be subject to adjustment, or pursuant to which those holders would, under those circumstances, receive other property upon conversion or exchange, for example in the event of our merger or consolidation with another entity.

Structural Subordination

We conduct a significant amount of our operations through our subsidiaries. As a result, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may be a creditor with recognized and unsubordinated claims against any subsidiary. In addition, our subsidiaries may be restricted from time to time under the terms of any instruments governing their indebtedness that may arise.

Consolidation, Merger or Sale

The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor of ours or acquirer of such assets must assume all of our obligations under the indentures and the debt securities.

Events of Default Under the Indentures

The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 30 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and payable and the time for payment has not been extended or delayed;

•

if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant solely for the benefit of another series of debt securities, and our failure continues for 90 days after we receive notice from the trustee or holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each series of debt securities then outstanding shall be due and payable without any notice or other action on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences (other than bankruptcy defaults), except there may be no waiver of defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the applicable indenture.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee indemnity satisfactory to it. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act of 1939, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•

the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered indemnity satisfactory to the trustee, to institute the proceeding as trustee; and

•

the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions, within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the trustee regarding our compliance with the covenants in the indentures.

Modification of Indentures; Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “—Consolidation, Merger or Sale;”

•	to comply with any requirements of the Securities and Exchange Commission in connection with the qualification of any indenture under the Trust Indenture Act of 1939;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities and to make any appropriate changes for such purpose;

•

to add to, delete from, or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issuance, authorization and delivery of debt securities of any unissued series;

•

to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default, or to surrender any of our rights or powers under the indenture; or

•	to change anything that does not adversely affect the legal rights of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any supplemental indenture.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	recover excess money held by the trustee;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to that series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange any debt securities of any series being redeemed in part during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered security and indemnity satisfactory to it against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that, unless we otherwise indicate in the applicable prospectus supplement, we may make interest payments by check which we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate an office or agency of the trustee in the City of New York as our paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

Except as otherwise specified in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

DESCRIPTION OF COMMON STOCK

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, without par value.

The following description of the common stock of the Company is a summary, and as such, it does not purport to be complete and is subject, and qualified in its entirety by reference to, the more complete descriptions contained in: (i) the Articles of Incorporation of the Company, as amended (the “Articles”), and the Bylaws of the Company, as amended (the “Bylaws”), copies of each of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock. Subject to the rights and preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive dividends, when, if and as declared by the Board of Directors of the Company.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders do not have cumulative voting rights in the election of directors, meaning that the holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. The Articles require shareholders desiring to either nominate persons for election as a director or present matters for business at a shareholders meeting to give advance notice of such nominations and/or matters to the Company.

Generally, whenever any corporate action is to be taken by vote of the shareholders of the Company, or by vote of a class of such shareholders of the Company, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by such shareholders, or by such class of shareholders, entitled to vote thereon. The Articles, however, in addition require the approval of at least 66 2/3% of the votes cast by shareholders of the Company, voting together as a single class, for the following: (i) the approval of a fundamental change under the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”), including amendments of the Articles, a merger or consolidation of the Company for which shareholder approval is required by law, share exchanges, the sale or other disposition of all or substantially all of the assets of the Company or a division of the Company, and the voluntary dissolution and winding up of the Company (“Fundamental Transactions”), unless any such Fundamental Transaction is unanimously approved by all the directors of the Company; and (ii) the amendment of the Bylaws unless any such amendment is unanimously approved by all the directors of the Company. The Articles provide that the shareholders may remove any director, any class of directors or the entire Board of Directors without cause by the vote of 66 2/3% of the votes cast by shareholders entitled to vote thereon. The Articles permit shareholder action to be taken by the written consent of the shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon are present and voting.

The Articles provide that the number of members of the Board of Directors shall be determined from time to time by the Board of Directors, provided that the number of such members shall not be less than three or greater than nine. The Articles also provide that the Board shall be divided into three classes of directors, with one class being elected each year for a three-year term. The classification of the Board helps to ensure continuity of corporate leadership and policy; however, it also has the effect of making it more difficult for a person to acquire control of the Company’s Board of Directors because at least two annual meetings are necessary to effect a change in a majority of the Company’s directors.

In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after the payment of all liabilities of the Company and subject to the liquidation preferences of any outstanding preferred stock. The common stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The outstanding shares of common stock are and the shares that may be offered pursuant to this registration statement will be, when issued and paid for, fully paid and nonassessable. Except in certain circumstances as discussed below under “Certain Provisions Affecting Control of the Company,” the common stock is not subject to discriminatory provisions based on ownership thresholds.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

Certain Provisions Affecting Control of the Company

General

Certain provisions of the Company’s Articles and the PBCL operate with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of the Company’s assets or the liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of the Company in certain circumstances.

Certain Provisions of the Articles

The Articles provide, among other things, that Fundamental Transactions and Bylaw amendments must be approved by at least 66 2/3% of the votes cast by shareholders of the Company, unless the transaction or amendment is unanimously approved by all of the directors of the Company. This provision is intended to require that Fundamental Transactions and Bylaw amendments have either the unanimous mandate of the Company’s directors, who are statutorily charged in the first instance with managing the business and affairs of the corporation, or the support of a substantial percentage of the corporation’s shareholders. This provision, however, makes it more difficult to obtain approval of a Fundamental Transaction that is approved by a majority but not all of the directors. Further, the holders of 33 1/3% or more of the shares cast on a Fundamental Transaction can effectively block the transaction by voting against it. As a result of this provision, a Fundamental Transaction or Bylaw amendment that is supported by a majority of the Company’s directors and by the holders of a majority of the outstanding voting shares of the Company may not be approved.

Certain Provisions of the PBCL

The Company is governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the Board’s authority to “accept, reject or take no action” with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder. Another provision of the PBCL gives the directors broad discretion in considering the best interests of the corporation, including a provision which permits the Board, in taking any action, to consider various corporate interests, including employees, suppliers, clients and communities in which the corporation is located, the short and long-term interests of the corporation, and the resources, intent and conduct of any person seeking to acquire control of the corporation. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of the Company in a transaction that the Board determines not to be in the best interests of the Company.

The Company has elected to opt-out of certain antitakeover provisions of the PBCL, including: (i) provisions which prohibit certain business combinations (as defined in the PBCL) involving a corporation that has voting shares registered under the Exchange Act and an “interested shareholder” (generally defined to include a person who beneficially owns shares representing at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) unless certain conditions are satisfied or an exemption is applicable; (ii) provisions concerning a “control-share acquisition” in which the voting rights of certain shareholders of the corporation (specifically, a shareholder who acquires 20%, 33 1/3% or 50% or more of the voting power of the corporation) are conditioned upon the consent of a majority vote at a meeting of the independent shareholders of the corporation after disclosure by such shareholder of certain information, and with respect to which such shareholder is effectively deprived of voting rights if consent is not obtained; (iii) provisions pursuant to which any profit realized by a “controlling person or group,” generally defined as a 20% beneficial owner, from the disposition of any equity securities within twenty- four months prior to, and eighteen months succeeding, the acquisition of such control is recoverable by the corporation; (iv) provisions pursuant to which severance payments are to be made by the corporation to any eligible employee of a covered corporation whose employment is terminated, other than for willful misconduct, within ninety days before, or twenty-four months after, a control-share acquisition; and (v) provisions pursuant to which any holder of voting shares of a registered corporation who objects to a “control transaction” (generally defined as the acquisition by a person or group (the “controlling person or group”) that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation) is entitled to make a written demand on the controlling person or group for payment of the fair value of the voting shares of the corporation held by the shareholder. Given the ownership structure of the Company after this offering, the Company’s Board of Directors believed that there was a risk that one or more of these provisions could be inadvertently triggered by the normal activities of the Company and its principal shareholders and that, therefore, it was in the best interests of the Company to opt-out of these provisions.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is BNY Mellon Shareowner Services.

SELLING SHAREHOLDERS

The shares of common stock being offered by the selling shareholders are those which have been held by the selling shareholders since the Company’s initial public offering, with the exception of 421,053 shares purchased from the Company on October 21, 2000 by Mr. Wadhwani at the average trading price of the Company’s common stock for the ten days prior to the purchase and 421,053 shares purchased from the Company on October 21, 2000 by Mr. Trivedi at the average trading price of the Company’s common stock for the ten days prior to the purchase.

The selling shareholders each currently serve as Co-Chairmen of the Board of Directors. Prior to April 1, 2008, Messrs. Wadhwani and Trivedi served as the Company’s Chief Executive Officer and President, respectively. Messrs. Wadhwani and Trivedi also serve as Co-Chairmen of the Board of Directors of Mastech Holdings, Inc., an affiliated company that we spun off into a separate public company at the end of the third quarter of 2008. We do not know how long the selling shareholders will hold the shares before selling them and we currently have no agreement, arrangements or understandings with any of the selling shareholders regarding the sale of any of these shares. Unless otherwise indicated, the address of the individuals and entities listed below is c/o iGATE Corporation, Park West Two, Suite 410, 2000 Cliff Mine Road, Pittsburgh, Pennsylvania 15275.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder as of November 26, 2010.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering (5)
Sunil Wadhwani (1)	10,166,675	(2)	1,685,000	8,481,675	15.09%
Wadhwani Partners No. 1 LP (3)	1,820,000		800,000	1,020,000	1.81%
Sunil and Nita Wadhwani Family Foundation	515,000		515,000	—	—
Ashok Trivedi (1)	10,714,082		2,550,000	8,164,082	14.52%
The Trivedi Family Qualified Subchapter S Trust (4)	1,787,593		450,000	1,337,593	2.38%

(1)	We have been advised that this selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.
(2)	Includes 60,124 shares held in a trust in which Mr. Wadhwani is co-trustee and has sole investment power and no voting power over such shares.
(3)	Mr. Wadhwani is a co-trustee with sole investment power and no voting power over such shares.
(4)	Mr. Trivedi is a co-trustee with sole investment power and no voting power over such shares.
(5)	Based on 56,215,646 shares of our common stock outstanding as of November 26, 2010.

PLAN OF DISTRIBUTION

We may use this prospectus and any accompanying prospectus supplement to sell our securities from time to time as follows:

•	directly to purchasers;

•	through underwriters;

•	through dealers;

•	through agents;

•	through any combination of these methods; or

•	through any other method permitted by applicable law and described herein or in a prospectus supplement.

Each prospectus supplement relating to an offering of securities will set forth the specific plan of distribution and state the terms of the offering, including:

•	the method of distribution of the securities offered therein;

•	the names of any underwriters, dealers, or agents;

•	the public offering or purchase price of the offered securities and the net proceeds that we will receive from the sale;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any discounts, commissions, or fees allowed, re-allowed or paid to dealers or agents;

•	any securities exchange on which the offered securities may be listed.

Any initial public offering price and any discounts, commissions, fees or concessions allowed or reallowed or paid to underwriters, dealers, or agents may be changed from time to time.

Distribution Through Underwriters

We may offer and sell securities from time to time to one or more underwriters who would purchase the securities as principal for resale to the public, either on a firm commitment or best efforts basis. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of the sale and will name them in the applicable supplement. In connection with these sales, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts and commissions. The underwriters also may receive commissions from purchasers of securities for whom they may act as agent. Unless we specify otherwise in the applicable supplement, the underwriters will not be obligated to purchase the securities unless the conditions set forth in the underwriting agreement are satisfied, and if the underwriters purchase any of the securities, they generally will be required to purchase all of the offered securities. The underwriters may acquire the securities for their own account and may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or varying prices determined at the time of sale. The underwriters may sell the offered securities to or through dealers, and those dealers may receive discounts, concessions, or commissions from the underwriters as well as from the purchasers for whom they may act as agent.

Distribution Through Dealers

We may offer and sell securities from time to time to one or more dealers who would purchase the securities as principal. The dealers then may resell the offered securities to the public at fixed or varying prices to be determined by those dealers at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

Distribution Through Agents

We may offer and sell securities on a continuous basis through agents that become parties to an underwriting or distribution agreement. We will name any agent involved in the offer and sale, and describe any commissions payable by us in the applicable supplement. Unless we specify otherwise in the applicable supplement, the agent will be acting on a best efforts basis during the appointment period. The agent may make sales in privately negotiated transactions and by any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the NASDAQ Global Select Market, or sales made to or through a market maker other than on an exchange.

Direct Sales

We may sell directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters, as defined in the Securities Act of 1933, for any resale of the securities. We will describe the terms of any sales of this kind in the applicable prospectus supplement.

General Information.

Underwriters, dealers, or agents participating in an offering of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

We may offer to sell securities either at a fixed price or at prices that may vary, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Securities may be sold in connection with a remarketing after their purchase by one or more firms acting as principal for their own accounts or as our agent. In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders.

In connection with an underwritten offering of the securities, the underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. The underwriters may enter bids for, and purchase, securities in the open market in order to stabilize the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. In addition, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. These activities may cause the price of the securities to be higher than it would otherwise be. Those activities, if commenced, may be discontinued at any time.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the related prospectus supplement, and the related prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Under agreements entered into with us, underwriters and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution for payments the underwriters or agents may be required to make.

Conflict of Interest.

We may engage underwriters, dealers and agents in connection with the offering of any of the securities described in this prospectus, some of whom may have a “conflict of interest”, as such term is defined by the Financial Industry Regulatory Authority, Inc. In the event an underwriter, dealer or agent who is participating in the offering has a conflict of interest, we will describe the nature of the conflict in the applicable prospectus supplement, and, if applicable, the name of the underwriter, dealer or agent who is acting as the “qualified independent underwriter” and its role and responsibilities in the offering.

The underwriters, dealers and agents that we may use, as well as their affiliates, may engage in financial or other business transactions with, or perform other services for, us and our subsidiaries in the ordinary course of business and may receive a portion of the proceeds from this offering.

Distribution by Selling Shareholders

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock, short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Reed Smith LLP has given its opinion to us as to certain legal matters relating to the validity of the securities to be offered by us and the selling shareholders by this prospectus. The selling shareholders and any underwriters will be advised about the other issues relating to any offering by their own respective legal counsel.

EXPERTS

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for each of the two years ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.

The financial statements and schedule for the year ended December 31, 2007 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We maintain a website at www.igate.com. Information contained in or accessible through our website does not constitute part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into our registration statement on Form S-3 of which this prospectus is a part, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 25, 2010;

•

our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the SEC on April 28, 2010, for the fiscal quarter ended June 30, 2010, filed with the SEC on July 28, 2010 and for the fiscal quarter ended September 30, 2010, filed with the SEC on October 22, 2010;

•	our Current Reports on Form 8-K filed with the SEC on February 24, 2010, April 1, 2010, April 16, 2010, April 23, 2010 and November 3, 2010; and

•	the description of our common stock contained in our registration statement filed under Section 12 of the Exchange Act filed November 20, 1997.

You may obtain a copy of these filings at no cost, by writing or by telephoning us at the following address or telephone number:

Mukund Srinath, Vice President- Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

In addition, all documents filed by iGATE pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement and prior to effectiveness of the registration statement (except that, unless otherwise indicated in the applicable report, we are not incorporating any information furnished under Item 2.02 or Item 7.01 of Form 8-K) are to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced, will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

1,500,000 Shares

iGATE Corporation

Common Stock

PROSPECTUS SUPPLEMENT

Sole Book-Running Manager

Jefferies

May 1, 2012